UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Yalelaan 62

3584 CM Utrecht

The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

License Agreement with Ono Pharmaceutical Co., Ltd.

On March 14, 2018, Merus N.V., a public company with limited liability incorporated under the laws of the Netherlands (the “Company,” “we,” and “our”), entered into a Contract Research and License Agreement (the “License Agreement”) with Ono Pharmaceutical Co., Ltd., a Japanese company (“Ono”).

Contract Research and License Agreement

Pursuant to an exclusive option granted to Ono in a prior agreement executed in April 2014, Ono has exercised its option to enter into the License Agreement with the Company. Under the terms of the License Agreement, the Company granted Ono an exclusive, worldwide, royalty-bearing license, with the right to sublicense, research, test, make, use and market bispecific antibody candidates based on the Company’s Biclonics® technology platform against two undisclosed targets (the “licensed products”) directed to a particular undisclosed target combination. Ono identifies and selects the licensed bispecific antibodies for which it is responsible for conducting further non-clinical and clinical development activities for such licensed bispecific antibodies and pharmaceutical products containing such antibodies, including manufacture and process development. Ono controls and has exclusive rights over the worldwide commercialization of any approved products, including worldwide supply, and is solely responsible for all costs and expenses related to commercialization. Ono has agreed to fund the Company’s research and development activities and be responsible for the payment of all costs and expenses for its own research and development activities, which are set out in a mutually agreed upon research plan. The Company retains all rights to use and commercialize any antibodies that are generated under the collaborative research program, excluding the up to five lead and/or selected antibodies against the targets Ono is pursuing, provided that the use and commercialization is not with respect to the particular target combination.

Ono has agreed to pay an upfront non-refundable payment of €700,000 for the rights granted under the License Agreement. The Company is also eligible to receive an aggregate of €33.7 million in milestone payments upon achievement of specified research and clinical development milestones. For products commercialized under the License Agreement, if any, the Company is eligible to receive a mid-single digit royalty on net sales.

For a designated period, which may include limited time periods following termination of the License Agreement, in certain circumstances Merus and its affiliates are prohibited from researching, developing or commercializing bispecific antibodies against the undisclosed target combination that are the subject of the License Agreement. Ono also provides funding for Merus’ research and development activities under an agreed-upon plan. The License Agreement will expire after all milestone payments have been received and all related patent rights have expired, unless terminated earlier. Ono has the right to terminate the License Agreement at any time for any reason, with or without cause. The licenses granted to Ono may convert to royalty-free, fully-paid, perpetual licenses if Ono terminates the License Agreement for uncured material breach.

The foregoing description of the License Agreement is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-218432).

Forward-Looking Statements

This Report on Form 6-K (the “Report”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Report that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding collaboration activities and process, the amount and timing of potential milestone and royalty payments and the consummation and timing of the transactions contemplated by the License Agreement.

These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our need for additional funding, which may not be available and which may require us to restrict our operations or require us to relinquish rights to our technologies or Biclonics® and bispecific antibody candidates; potential delays in regulatory approval, which would impact our ability to commercialize our product candidates and affect our ability to generate revenue; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; the unpredictable nature of our early stage development efforts for marketable drugs; potential delays in enrollment of patients, which could affect the receipt of necessary regulatory approvals; our reliance on third parties to conduct our clinical trials and the potential for those third parties to not perform satisfactorily; we may not identify suitable Biclonics® or bispecific antibody candidates under our collaboration and license agreements and our collaborators may fail to perform adequately under our collaborations; our reliance on third parties to manufacture our product candidates, which may delay, prevent or impair our development and commercialization efforts; protection of our proprietary technology; our patents may be found invalid, unenforceable, circumvented by competitors and our patent applications may be found not to comply with the rules and regulations of patentability; we may fail to prevail in existing and potential lawsuits for infringement of third-party intellectual property; and our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks.

These and other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on April 28, 2017, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this Report. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as required under applicable law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: March 16, 2018	By:	/s/ Ton Logtenberg
Name: Ton Logtenberg
Title: Chief Executive Officer